Executive Overview Live Life at Your 100% Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 268022 February 3,2023

Public Company Disclaimer:

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting WestPark Capital, Head of Investment Banking, 1800 Century Park East, Suite 220, Los Angeles, California 90067, telephone: (301) 843-9300 or email: syndicate@wpcapital.com. This presentation shall no constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus.

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. In particular, these include statements relating to future actions, prospective products, market acceptance, future performance, results of current and anticipated products, sales efforts, expenses, and the outcome.

These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

This presentation contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this presentation from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “*Risk Factors*.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

Investment & Use of Funds ISSUER Nava Health MD, Inc. SECURITIES Common Shares PROPOSED PRICE PER SHARE $6.00 PROPOSED SHARES OFFERED 1,350,000 PROPOSED OFFERING SIZE $8,100,000 TRADE SYMBOL NAVA PROPOSED EXCHANGE The Nasdaq Capital Market USE OF FUNDS ▪ National Location Expansion ▪ Marketing Expansion ▪ Technology ▪ Working Capital

The Nava Story

The Cost of Chronic Conditions ▪ 70% of all deaths in the US are from chronic illness. 2. ▪ 75 - 90% of chronic illness is caused by inflammation. 3. ▪ 60% of all adults in the US have at least 1 chronic illness. 1. ▪ 80% of all chronic Illness can be prevented. 4. ▪ Patients with multiple chronic diseases incurred costs of approximately $38k as opposed to just $2k without. 5. ▪ The cost of managing these conditions takes up 75% of $4.1 trillion national healthcare expenditures. Centers for Medicare and Medicaid estimate this to grow to $6.8 trillion by 2028. 6. ▪ Stroke, chronic respiratory disease, heart disorders, cancer, obesity, diabetes, arthritis and joint disorders, auto - immune disease, allergies, anxiety/depression, digestive disorders *Please refer to slide 17 for source details.

Guided by science, data, research, and technology – every Nava Center is staffed with top doctors, nurse practitioners, registered nurses, massage therapists, acupuncturists, licensed nutritionists, medical technicians, and life coaches working together to help each client Live Life at 100%. Integrative Integrative medicine is a multi - disciplinary approach, combining conventional and alternative methods to prevent and treat. Preventive The burden of medical costs is moving to the consumer, incentivizing them to avoid disease & illness, making preventive medicine a growing healthcare field. Functional Nava treats the root cause versus the current clinical strategy, which focuses on treating the symptoms. The Nava Health Solution Human Optimization and Longevity Medicine - designed to meet the demands of personalized healthcare through a combination of Integrative, Preventive, Functional and Regenerative medicine. Regenerative Regenerative medicine focuses on therapies and treatments to support body repair, regeneration, and restoration for total well - being.

Sept. 2015: Nava reaches 5,000 clients Feb. 2017: Nava reaches 10,000 clients Jan. 2016: The Second location is opened in Bethesda, MD Jan. 2014: Nava opens its first location in Columbia, MD March 2016: Nava launches its Aesthetics Services Sept 2021 : Started accepting insurance for a variety of services, which is expected to boost revenues by 15% Feb. 2019: The Third location is opened in Fairfax, VA Aug. 2016: Nava opens its CLIA High Complexity Lab Mar. 2020: Nava reaches 20,000 clients Jan. 2018: The Company launches its NavaLive Telehealth practice May 2021: The Company launches its Online store Nava Health Journey Nava has deliberately built its platform to scale on a national level, developing new business lines and services to ensure client success while also driving revenue.

Nava Customer Journey Because treatment plans are protocol - driven and systems - generated, it enables all staff across the enterprise the ability to treat every client, driving more consistent outcomes and a better client experience. The multiple - touch business model also enforces higher customer retention and long - term ROI.

Portfolio of Integrative Services

NAVA
HEALTH & VITALITY CENTER

Nava's business model is built on enabling its professionals to deliver a wide variety of products and services to its clients, ensuring that no stone is left unturned in locating the root causes of a client's healthcare issues.

Diagnostic Testing
- Brain Chemistry Profile
- Food Allergy & Sensitivity
- GI Mapping
- Complete Thyroid Panel
- Adrenal Function Profile

BHRT Hormone Therapies
- Hormone Therapy For Women
- Hormone Therapy for Men
- Adrenal Therapy
- Thyroid Therapy

Regenerative Therapies
- Massage
- Acupuncture
- ED & Sexual Vitality
- Hyperbaric Oxygen Micronutrient IV Therapy
- Stem Cell Therapy

Aesthetics
- Coolsculpting & Emsculpt
- Laser Treatments
- Dermal Filler
- Micro Needling
- Hydrafacials & Facial Peels
- PRP Treatments
- Botox & Dysport

Functional Nutrition
- NAVA RX
- Weight Loss
- Nutrition Counseling
- Gut Restore
- Nava Detox

Retail Products
- Hormone & Thyroid Support
- Metabolic Support
- Skincare
- Energy Support
- Detox Support
- Inflammation Support

Services Driven by Diagnostics Nava Health makes cutting - edge diagnostic tools available to clients, ensuring that no stone is left unturned when searching for the root cause of client health issues. Advanced Diagnostics ▪ Comprehensive Wellness Diagnostic ▪ Food Allergy, Food Sensitivity, Inhalant ▪ Adrenal Function Profile ▪ Brain Chemistry Profile ▪ Comprehensive Risk Profile ▪ GI - Mapping (Stool Analysis) ▪ Organic Acids Profile ▪ Micronutrient Profile ▪ Complete Thyroid Panel ▪ Integrative Wellness Check Up (ongoing monitoring while in treatment) ▪ Heavy Metal Testing* ▪ Allergy Scratch Testing* ▪ EEG Neuro Scanner * ▪ Ultrasound* ▪ EKG* ▪ Sibo Breath Testing* * As of 3Q 2021.

Investment Highlights Proprietary Algorithms Platform Primed to Scale Multi - Touch Experience Innovative Platform Data - Driven Economics Full Vertical Integration Nava has built a business that prioritizes client outcomes, on a platform that was deliberately designed for national scalability.

Addressable Market Nava Health has positioned itself to capitalize on the rapidly increasing needs of Americans to deal with various health issues that traditional healthcare systems have long undervalued or ignored. *Please refer to slide 17 for source detail.

The Nava Growth Strategy Nava’s data - driven business model optimizes our resources to drive positive client outcomes and profitable growth. Growth Strategies ▪ Continue to expand brick & mortar locations ▪ Significantly increase telehealth services ▪ Strategic acquisition opportunities ▪ Expansion of therapeutic services, treatments and products *please see S - 1 for detailed financial statements ($ in Thousands) 9 Month Period Ending September 30th  Fiscal Year End December 31st  2022 2021  2021 2020 Total Locations 3 3  3 3 Revenue 9,444 4,880  6,655 4,842 Net Income (356) 357  (307) 473

Experienced Management Team

Founder and CEO Bernie Dancel is a serial entrepreneur with a history of disrupting industries and an incredible record for leading nationwide, consumer-facing businesses from conception through successful exit.


NAVA
CENTER

Bernie Dancel

Founder & Chief Executive Officer

3Ci (2002 – 2019) – *Founder, CEO*

- 3Ci was a marketing company that owned the brand and all intellectual capital of the largest brand in the debt relief industry.
- Successful exit in 2019.

CareOne Credit Services (2002 – 2014) – *Founder, CEO*

- CareOne was the nation's first for-profit credit counseling agency and debt settlement provider and owned the nation's largest portfolio of consumers on debt relief plans, with more debt under management than any other debt relief company.
- At the time of Bernie's successful exit in 2014, CareOne was the most recognized brand in the debt relief industry.

Amerix Corporation (1998 – 2012) – *Founder, CEO*

- Developed the first 3rd party fully integrated platform for the non-profit credit counseling industry.
- Grew to become the premier servicer for 5 of the top-10 largest non-profit credit counseling agencies in the US.
- Successful exit in 2012.

Genus Credit Management (1992 – 1998) – *Founder, CEO*

- Genus was the first nation-wide non-profit credit counseling agency in the US.
- Grew into the largest non-profit credit counseling agency in history, managing a portfolio of consumer debt over $4 billion.
- Successful exit in 1998.

Genus Credit Management · Amerix Corporation · CareOne Debt Relief Services · CareOneCredit.com · 3Ci

Experienced Management Team (cont.)

BDANCEL@NAVACENTER.COM WWW.NAVACENTER.COM THANK YOU

CITATIONS & SOURCE DATA SLIDE 12 1. Hormone Replacement: https://www.globenewswire.com/en/news - release/2022/02/07/2379900/0/en/Global - Hormone - Replacement - Therapy - Market - Size - 2022 - 2028 - to - Reach - USD - 14 - 17 - Billion - at - a - CAGR - 6 - 1.html (Validated) 2. Sexual wellness: https://www.grandviewresearch.com/industry - analysis/us - sexual - wellness - market#:~:text=The%20U.S.%20sexual%20wellness%20market%20is%20expected%20to%20grow%20at,USD%2019.9%20billion%20by%202030.(Val id ated ) 3. Stress Management: - https://www.bccresearch.com/market - research/healthcare/stress - management - industry - report.html (Validated) 4. Sleep Disorders: https://www.gminsights.com/industry - analysis/sleep - disorder - market#:~:text=Sleep%20Disorder%20Market%20size%20exceeded,to%20drive%20the%20industry%20growth . (Validated) 5. Chronic Pain: https://www.bccresearch.com/market - research/healthcare/chronic - disease - management - market - report.html#:~:text=Report%20Highlights - ,The%20global%20market%20for%20chronic%20disease%20management%20therapeutics%20and%20device,7.2%25%20from%202019%20through% 202024 . (Validated) 6. Autoimmune Disease: https://www.biospace.com/article/autoimmune - disease - therapeutics - market - value - with - status - and - outlook - 2021 - to - 2025/ (Validated) 7. GI Issues: https://www.grandviewresearch.com/industry - analysis/gastrointestinal - therapeutics - market (Validated) 8. Obesity: https://www.grandviewresearch.com/industry - analysis/weight - management - market#:~:text=The%20global%20weight%20management%20market%20size%20was%20estimated%20at%20USD,the%20weight%20management% 20market%20growth%3F (Validated) SLIDE 5 1. Data from the 2018 National Health Interview Survey (NHIS) 2. Data from the 2018 National Health Interview Survey (NHIS) 3. Liu YZ, Wang YX, Jiang CL. Inflammation: The Common Pathway of Stress - Related Diseases. Front Hum Neurosci . 2017 Jun 20;11:316. doi : 10.3389/fnhum.2017.00316. PMID: 28676747; PMCID: PMC5476783. 4. Willett WC, Koplan JP, Nugent R, et al. Prevention of Chronic Disease by Means of Diet and Lifestyle Changes. In: Jamison DT, Br eman JG, Measham AR, et al., editors. Disease Control Priorities in Developing Countries. 2nd edition. Washington (DC): The International Bank for Re construction and Development / The World Bank; 2006. Chapter 44. Available from: https://www.ncbi.nlm.nih.gov/books/NBK11795/ Co - published by Oxford University Press, New York. 5. Trogdon JG, Murphy LB, Khavjou OA, Li R, Maylahn CM, Tangka FK, Nurmagambetov TA, Ekwueme DU, Nwaise I, Chapman DP, Orenstein D. Costs of Chronic Diseases at the State Level: The Chronic Disease Cost Calculator. Prev Chronic Dis. 2015 Sep 3;12:E140. doi:10.5888/pcd1 2.150131. PMID: 26334712; PMCID: PMC4561541. 6. https://www.cms.gov/Research - Statistics - Data - and - Systems/Statistics - Trends - and - Reports/NationalHealthExpendData/NHE - Fact - Sheet